November 20, 2019

Judi Sobecki
General Counsel
The Dayton Power and Light Company
1065 Woodman Drive
Dayton, OH 45432

       Re: The Dayton Power and Light Company
           Registration Statement on Form S-4
           Filed November 8, 2019
           File No. 333-234611

Dear Ms. Sobecki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation